UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-54717

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	March 31, 2015
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIONIK LABORATORIES CORP.
______________________________________________________________________________________________________________________________________________
Full Name of Registrant

______________________________________________________________________________________________________________________________________________
Former Name if Applicable

483 Bay Street, N105
______________________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Toronto, ON M5G-2C9
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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the fiscal quarter ended March 31, 2015 will not be submitted by the deadline without unreasonable effort or expense. The Registrant had unanticipated delays in the collection and compilation of certain information required to be included in the Form 10-Q. The Registrant will file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

______________________________________________________________________________________________________________________________________________

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter Bloch	416	640-7887
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There are expected to be significant changes in the results of operations from the period ended March 31, 2014, the corresponding period for the last fiscal year, as a result of the acquisition transaction that closed on February 26, 2015 and related financing. Pursuant to the acquisition transaction and related financing, the Registrant, which had nominal operations and was subject to a going-concern qualification, acquired all of and succeeded to the business of Bionik Canada, Inc., a Canadian corporation. The Registrant’s Form 10-Q for the fiscal quarter ended March 31, 2015 will reflect the results of operations of Bionik Canada, Inc., as consolidated with the Registrant and which is no longer subject to a going concern qualification.

______________________________________________________________________________________________________________________________________________

Bionik Laboratories Corp.
______________________________________________________________________________________________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2015	By	/s/ Peter Bloch
Chairman and CEO